May 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention:	Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant
Re:	iRobot Corporation
Form 10-K for the fiscal year ended December 31, 2022
Filed February 14, 2023
File No. 001-36414

Ladies and Gentlemen:

iRobot Corporation (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2023. For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the fiscal year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.We note you present non-GAAP financial measures you identify as Non-GAAP Gross Margin and Non-GAAP Operating Margin but you do not present the most directly comparable GAAP measures, Gross Margin and Operating Margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.
The Company respectfully acknowledges the Staff’s comment and in future filings the Company will include the GAAP measures of Gross Margin and Operating Margin with equal or greater prominence than Non-GAAP Gross Margin and Non-GAAP Operating Margin, respectively.

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

2.We note you exclude IP litigation expense, net from Non-GAAP Operating (Loss) Income, Non-GAAP Operating Margin, Non-GAAP (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. Since it appears legal costs are normal, recurring, cash operating expenses, it is not clear how you determined that eliminating these expenses from non-GAAP performance measures is appropriate or complies with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please more fully explain to us why you believe this adjustment is appropriate or tell us how you plan to revise non-GAAP financial measures in future filings. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.
The Company respectfully advises the Staff that the Company does not exclude legal costs that it determines to be normal, recurring expenses necessary to operate its business when calculating its Non-GAAP financial measures including Non-GAAP Operating (Loss) Income, Non-GAAP Operating Margin, Non-GAAP (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. For example, the Company considers legal expenses occurring during the ordinary course of business to include recurring fees relating to trademark, patent prosecution, commercial litigation, product compliance, regulatory compliance, data privacy, real estate, and labor and employment matters. In determining whether expenses directly related to the Company’s IP litigation do not constitute normal, recurring, expenses necessary to operate the business, the Company considers factors such as the frequency of similar IP litigation and the scope and complexity of the case or related cases.
In the past three years, the expenses excluded when calculating Non-GAAP financial measures have been related to the Company’s SharkNinja IP litigations. In determining whether these do not constitute normal, recurring expenses necessary to operate the business, the Company considered the size, scope, complexity and frequency of this litigation. Although the related costs have been incurred over a multi-year period and relate to multiple cases in district court, the International Trade Commission, and at the Patent Trial and Appeal Board, they are all related to a single dispute of IP infringement by SharkNinja that is unique in both scope and complexity compared to IP litigation that arises during the ordinary course of business for the Company. Due to the complexity of the SharkNinja IP litigations, the Company’s General Counsel obtained the board of directors’ concurrence before initiating legal action, and regular updates are provided to the board of directors. Moreover, litigation of similar size and complexity to the SharkNinja litigations is infrequent for the Company.
For at least these reasons, the Company believes that the adjustment with respect to SharkNinja IP litigation expenses does not cause its Non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Therefore, the Company believes that presenting Non-GAAP financial results including adjustments for these costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.
3.We note you present non-GAAP financial measures you identify as Non-GAAP Net (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. We also note your disclosure that you reassess the need for any tax valuation allowance recorded based on non-GAAP profitability and you eliminated the effect of the GAAP tax valuation allowance you recorded for the US from the non-GAAP financial measures noted above. Please more fully explain to us, and revise future filings to clarify, how you determined your non-GAAP financial measures comply with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please specifically address how and explain

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

why you determined it was appropriate to record a tax valuation allowance on a GAAP basis but to not record a tax valuation allowance on a non-GAAP basis, including if and how you determined realization of the tax benefits recorded on a non-GAAP basis are more likely than not. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.
The Company respectfully advises the Staff that regarding compliance with Question 102.11 of the Non-GAAP Financial Measures C&DIs, when presenting after tax non-GAAP financial measures, the Company includes the current and deferred tax expense (benefit) commensurate with its non-GAAP measure of income (loss), which the Company considers a performance measure. The Company calculates its non-GAAP tax expense (benefit) by adjusting the GAAP tax expense (benefit) for the impact of each non-GAAP adjustment using the appropriate statutory tax rate of the jurisdiction from which each adjustment originated. The Company also excludes certain discrete tax items that are not reflective of income tax expense (benefit) incurred as a result of current period earnings (losses). These discrete items principally relate to stock-based compensation windfalls/shortfalls that are not commensurate with its non-GAAP measure of income (loss) for the period. During fiscal year 2022, the Company also excluded a discrete tax item related to the establishment of a valuation allowance that is not based upon its non-GAAP measure of losses.
The Company respectfully advises the Staff that the Company consistently applies principles in accordance with ASC 740 when evaluating the need for valuation allowance on a GAAP and non-GAAP basis. As disclosed in the Company’s Form 10-K for the year ended December 31, 2022, the Company concluded that, based on its evaluation of available positive and negative evidence, it was no longer more likely than not that its net U.S. deferred tax assets were recoverable. While positive evidence of future taxable income was available, the weight of the negative evidence associated with the Company’s recent losses, which resulted in a cumulative loss for the three-year period ended December 31, 2022, informed the determination to record a valuation allowance for GAAP purposes.
On the other hand, the Company had cumulative U.S. Non-GAAP pretax income for the same three-year period. Given the diminished weight of negative evidence associated with this non-GAAP performance measure relative to its GAAP equivalent, the Company concluded that the weight of positive evidence associated with future taxable income informed a determination that its U.S. deferred tax assets were realizable. Accordingly, no valuation allowance was incorporated into our non-GAAP tax provision for the year ended December 31, 2022.

* * * *

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Julie Zeiler

Julie Zeiler
Executive Vice President and Chief Financial Officer

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000